                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                         ISSUER TENDER OFFER STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                              ENVIRITE CORPORATION
                              --------------------
                                (Name of Issuer)

                              ENVIRITE CORPORATION
                              --------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                          (Title of Class Securities)


                              Common Stock - None
                              -------------------
                     (CUSIP Number of Class of Securities)

                       On Behalf of Envirite Corporation

                              Gil C. Tily, Esquire
                             Dechert Price & Rhoads
                        Princeton Pike Corporate Center
                                 P.O. Box 5218
                              Princeton, NJ 08543
                                 (609) 520-3224

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Calculation of Filing Fee

                  Transaction                  Amount of Filing Fee
                  Valuation*

                  $9,500,000                   $1,900
--------------------------------------------------------------------------------

*Based upon the aggregate maximum amount of cash to be paid to shareholders pursuant to the offer.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $1,900
Form or Registration No.:    Schedule 13E-4, File No. 5-44603
Filing Party:                Envirite Corporation
Date Filed:                  December 26, 1995

            The information set forth below in this Amendment No. 1 ("Amendment") hereby amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on December 26, 1995 by Envirite Corporation, a Pennsylvania corporation (the "Company"), with respect to the Company's offer to purchase up to $9,500,000 of its outstanding shares of common stock, par value $1.00 per share (the "Shares") upon the terms and subject to the conditions set forth in (i) the Supplement dated January 31, 1996 (the "Supplement"), a copy of which is being filed as Exhibit (d)(5) hereto, (ii) the original Offer to Purchase sent to shareholders (the "Offer to Purchase"), a copy of which was filed as Exhibit
  (d)(1) to the Schedule 13E-4, and (iii) the related Letter of Transmittal ("Letter of Transmittal"), a copy of which was filed as Exhibit (d)(2) to the
  Schedule 13E-4. The Offer to Purchase as modified and supplemented by the Supplement, together with the Letter of Transmittal, constitute the "Offer".


  ITEM 1. SECURITY AND ISSUER.

  (b) Reference is hereby made to the information set forth in the Supplement, which is incorporated herein by reference.

  ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Reference is hereby made to the information set forth in the Supplement, which is incorporated herein by reference.

  ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) Reference is hereby made to the information set forth in the Supplement, which is incorporated herein by reference.

  ITEM 8. ADDITIONAL INFORMATION.

  (e) Reference is hereby made to the Supplement, which is incorporated herein by reference.

  ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(3)  --  Supplement dated January 31, 1996

                                    SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ENVIRITE CORPORATION


                                     By:/s/ Geoffrey Stengel, Jr.
                                        ----------------------------
                                         Geoffrey Stengel, Jr.
                                         President

  Dated: February 1, 1996


                                 EXHIBIT INDEX


  EXHIBIT NO.                   DESCRIPTION                    PAGE*
  -----------                   -----------                    -----


  (a)(3) -- Supplement                                           4



  *Page references are to sequentially numbered copy.


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